Mail Stop 4561

August 31, 2007

Michael Kurdziel
9440 S. Santa Monica Blvd., Suite 400
Beverly Hills, California 90210

Re: MMA Media, Inc.
Form 8-K/A, Item 4.01
Filed August 24, 2007
File No. 333-104647

Dear Mr. Kurdziel:

We have reviewed your amendment filed August 24, 2007, and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission.

Form 8-K/A

1.   We note that you filed a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K filed on July 25, 2007. We also noted that the letter was not dated. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

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You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant